[TranS1 Inc. Letterhead]

May 8, 2013

VIA EDGAR SUBMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TranS1 Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed April 30, 2013

File No. 001-33744

Dear Ms. Ravitz:

Set forth below is our response to your comment letter dated May 7, 2013 regarding the above-referenced revised preliminary proxy statement (the “Proxy Statement”) filed by TranS1 Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience. Capitalized terms not defined herein shall have the meaning ascribed to them in the Proxy Statement.

Projected Financial Information, page 43

1.	We note your attempt to limit reliance on your projections in the third sentence of the first paragraph on page 43 and in the first and last sentences of the first paragraph on page 46. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 46 of Amendment No. 3 to the Proxy Statement (the “Amendment”) in response to the Staff’s comment.

Ms. Amanda Ravitz

May 8, 2013

2.	Please expand your response to prior comments 3 and 4 to disclose the pro forma projected unlevered free cash flow projections upon which Stifel relied.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amendment in response to the Staff’s comment.

* * * * *

As requested in your May 7, 2013 letter, with respect to the Proxy Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714 or Amy S. Wallace at (919) 821-6706.

Sincerely,

/s/ Ken Reali

Ken Reali

Chief Executive Officer